UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 20 May 2009

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

Enclosures: Sasol Nitro Settlement and Competition Law Compliance Review

Sasol Limited
(Incorporated in South Africa)
Registration number: 1979/003231/06
ISIN Code: ZAE000006896
JSE Code: SOL
NYSE Code: SSL
("Sasol")

SASOL NITRO SETTLEMENT AND COMPETITION LAW COMPLIANCE REVIEW

The Competition Tribunal today confirmed the settlement agreement, reached between the Competition Commission of South Africa and Sasol Nitro, a division of Sasol Chemical Industries Limited, relating to its fertiliser and phosphoric acid businesses.

The confirmation of the agreement has the effect of a full and final settlement and conclusion of all proceedings between the Commission and Sasol Chemical Industries Limited relating to any alleged contraventions by Sasol Chemical Industries Limited (Sasol Nitro division) of section 4(1)(b) (prohibiting collusive conduct) of the South African Competition Act that were the subject of the Commission's investigations in respect of the Nutri-Flo matter and the phosphoric acid investigation.

The remainder of the Nutri-Flo matter and the Profert matter, which deal with allegations of abuse of dominance in the market place, form the subject-matter of continuing engagement between Sasol and the Competition Commission.

The original settlement agreement, of 4 May 2009, was concluded with the Competition Commission relating to alleged contraventions by Sasol Chemical Industries Limited (Sasol Nitro division) of section 4(1)(b) (prohibiting collusive conduct) of the South African Competition Act that were the subject of the Commission's investigations in respect of the Nutri-Flo matter and the phosphoric acid investigation. In terms of the agreement Sasol Chemical Industries Limited agreed to pay an administrative penalty of R188, 01 million. This agreement was subject to confirmation by the Competition Tribunal.

In the course of Sasol's ongoing investigation into anti-competitive behaviour within its fertilizer and phosphoric acid business, additional and relevant information was uncovered last week, after intensive and repeated interviews with employees and ex-employees. Sasol immediately reported the new information to the Competition Commission.

In light of the new information, Sasol tendered an amendment to the previously announced settlement agreement, to expand the scope of the admissions that Sasol made in respect of the anti-competitive conduct in the fertilizer industry.

The Competition Commission agreed to the amendments regarding Sasol's admission of a contravention of the Act. It indicated the amendment would result in an increase in the administrative fine, that Sasol agreed to pay in terms of the original settlement agreement, from R188,01 million to R250,68 million.

"This is another milestone in a continuing process that was started in July last year and we will not rest until we have cleaned out the cupboard entirely" Pat Davies, Chief Executive, said.

The revised administrative penalty, agreed by Sasol and the Competition Commission, was today confirmed at a sitting of the Competition Tribunal in Pretoria. The amount must be paid within 60 days of the confirmation.

"As the chief executive, I, representing Sasol, accept full responsibility for the wrongdoing and apologise, both singularly and collectively, to all those who may have been impacted by the conduct of managers and employees within the Sasol Nitro business unit in the early to mid-2000's" Davies said.

20 May 2009
Johannesburg

Issued by Sponsor: Deutsche Securities (SA) (Pty) Limited

Disclaimer - Forward looking statements
In this announcement we make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated.

You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 7 October 2008 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 May 2009   By: /s/ N L Joubert
                                                     Name: Nereus Louis Joubert
                                                     Title: Company Secretary